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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                              Commission File Number   333-32259
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Chancellor Media Corporation of Los Angeles

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             (Exact name of registrant as specified in its charter)
  1845 Woodall Rogers Freeway, Suite 1300, Dallas, Texas 75201 (214) 922-8700

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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

9% Senior Subordinated Notes due October 1, 2008
8% Senior Notes due 2008
8 1/8% Senior Subordinated Notes due 2007
9 3/8% Senior Subordinated Notes due 2004
8 3/4% Senior Subordinated Notes due 2007
10 1/2% Senior Subordinated Notes due 2007


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            (Title of each class of securities covered by this Form)

None

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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)     [ ]            Rule 12h-3(b)(ii)  [ ]

              Rule 12g-4(a)(1)(ii)    [ ]            Rule 12h-3(b)(i)   [ ]

              Rule 12g-4(a)(2)(i)     [ ]            Rule 12h-3(b)(ii)  [ ]

              Rule 12g-4(a)(2)(ii)    [ ]            Rule 15d-6         [X]

              Rule 12h-3(b)(1)(i)     [X]

         Approximate number of holders of record as of the certification or notice date.

One

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         Pursuant to the requirements of the Securities Exchange Act of 1934
Chancellor Media Corporation of Los Angeles has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


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DATE: November 19, 1999                BY: /s/ W. Schuyler Hansen
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                                       NAME:   W. Schuyler Hansen
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                                       TITLE: Senior Vice President and Chief Accounting Officer
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